As filed with the Securities and Exchange
Commission on August 22, 2016

Registration No. 333-133944
Registration No. 811-05626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 28   [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940   [X]
(Check appropriate box or boxes.)

Separate Account B
(Exact Name of Registrant)

Voya Insurance and Annuity Company
(Name of Depositor)

1475 Dunwoody Drive
Westchester, Pennsylvania 19380
(Address of Depositor's Principal Executive Offices) (Zip Code)

(610) 425-3400
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
Voya Insurance and Annuity Company
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
    [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]   on August 31, 2016, pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [X]   This post-effective amendment designates a new effective date for a previously filed post-

                effective amendment.

Title of Securities Being Registered: Deferred Combination Variable and Fixed Annuity Contract

The registrant hereby amends this registration statement to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to section 8(a), may determine.

Parts A, B and C for this registration statement are incorporated herein by reference to Parts A, B and C of Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-133944), as filed electronically on April 21, 2016.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B of Voya Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 333-133944) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 22nd day of August, 2016.


SEPARATE ACCOUNT B
(Registrant)

By: VOYA INSURANCE AND ANNUITY COMPANY
(Depositor)


By: Michael S. Smith*
           Michael S. Smith
           President
           (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 28 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
Michael S. Smith* Michael S. Smith	Director and President (principal executive officer)	
Alain M. Karaoglan* Alain M. Karaoglan	Director	
Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director	
Charles P. Nelson* Charles P. Nelson	Director	August 22, 2016
Chetlur S. Ragavan* Chetlur S. Ragavan	Director	
Ewout L. Steenbergen* Ewout L. Steenbergen	Director	
David P. Wiland* David P. Wiland	Senior Vice President and Chief Financial Officer (principal financial officer)	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
           J. Neil McMurdie
           * Attorney-in-Fact